UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Acquisition of Treasury Shares

April 15, 2010 – 8:00 am CET

Disclosure of Acquisition of Treasury Shares

BRUSSELS, Belgium, April 15, 2010—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, discloses the information with respect to the acquisition of treasury shares required under the new article 207 of the Royal Decree of January 30, 2001 implementing the Belgian Company Code.

Delhaize Group has recently acquired the following number of shares on Euronext Brussels pursuant to a share buy-back program with a Belgian credit institution for the purchase of Delhaize Group shares in order to satisfy exercises of stock options:

Purchase date	Number of shares purchased	Average unit purchase price (in €)	Lowest unit purchase price (in €)	Highest unit purchase price (in €)
April 7, 2010	22 000	61.99	61.74	62.10
April 8, 2010	29 867	60.98	60.69	61.35

More information on the modalities of these purchases can be found on the website www.delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion in revenues and EUR 514 million in net profit (Group share). At the end of 2009, Delhaize Group employed 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Aurélie Bultynck:	+ 32 2 412 83 61
Barbera Hoppenbrouwers:	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 16, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President